SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September 2004

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
Publicly-Held Company
Corporate Tax Payer (CNPJ) # 02.808.708/0001-07
NIRE 35.300.157.770

Minutes of the Meeting of the Board of Directors of Companhia de Bebidas das Américas - AMBEV (the “Company”), held on September 14, 2004 and drawn up as a summary.

(Free Translation from original minutes in Portuguese)

I. Date, time and venue of the meeting: On September 14, 2004, at 5:00 pm, at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor, rooms 41 and 42, Itaim Bibi.

II. Call and Attendance: the Members of the Company’s Board of Directors were properly called and their respective attendances were confirmed. The undersigned members of the Company’s Board of Directors attended the meeting, and the quorums for installation and approval were fulfilled.

III. Deliberations: By unanimity of the votes of the participating members of the Company’s Board of Directors, it was resolved, with no remarks:

a) To approve, pursuant to the terms of article 39, 1st paragraph, of the Company’s bylaws, the drawing up of an interim balance sheet as of August 31, 2004.

b) To approve the closing of the share buyback program started on July 6, 2004, having achieved about 99% (ninety nine per cent) of the originally established financial volume.

c) To approve, pursuant to article 25, “u”, of the Company’s bylaws, article 30, 1st paragraph, “b” of Law No. 6,404/76, and CVM Instruction 10/80, as amended, a new share buyback program, for cancellation purposes, during the next 365 (three hundred and sixty five) days, up to the limit of 1,000,000,000 preferred shares, corresponding to 5.09% of the outstanding preferred shares as of this date, considering that there are, today, 19,633,086,891 outstanding preferred shares issued by the Company. The acquisition shall be performed through available reserve accounts entries booked in the interim balance sheet as of August 31, 2004, up to the amount of R$500,000,000.00 (five hundred million reais), especially in accordance with the provisions of articles 3 and 12 of CVM Instruction 10/80. The operation shall be performed through one or more of the following brokers: Deutsche Bank – Corretora de Valores S.A., located in the City of São Paulo, State of São Paulo, at Rua Alexandre Dumas, 2200, 2nd floor; Santander Brasil S.A. CCVM, located in the City of São Paulo, State of São Paulo, at Rua Amador Bueno, 474, Block C, 3rd floor; Bradesco S.A. CTVM, located in the City of São Paulo, State of São Paulo, at Av. Ipiranga, 282, 11th floor; Itaú Corretora de Valores S.A., located in the City of São Paulo, State of São Paulo, at Rua Boa Vista, 185, 4th floor; Chase Fleming S.A. CCVM, located in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Faria Lima, 3,729, 11th to 15th floors; Merrill Lynch S.A. CTVM, located in the City of São Paulo, State of São Paulo, at Av. Paulista, 37, 3rd floor; and UBS CCVM S.A., located in the City of Rio de Janeiro, State of Rio de Janeiro, at Praia de Botafogo, 228, 16th floor, B wing.

d) To authorize, based on the report prepared by the Company’s Executive Board filed at its headquarters, the negotiation, by the Company, with call and put options of shares issued by the Company, being specially observed item 2 below regarding the R$500,000,000.00 (five hundred million Reais) financial limit established in item c), as an alternative mean to buyback its own shares, under the terms of CVM Instruction 390/03. The trades may be performed during the next 6 (six) months, under the following conditions:

1. Up to the limit of 1,000,000,000 preferred shares, corresponding to 5.09% of the outstanding preferred shares as of this date, being the amount of Company’s issued and outstanding shares shown on item iii.c) above;

2. The amount of options to be issued or acquired multiplied by the respective exercise price and the aggregate price of the Company’s shares acquired through the form described on item iii.c) above shall not exceed, jointly, the amount determined to the buyback, by the Company, of its own shares mentioned on item iii.c) above;

3. The options issued or acquired shall bear a maximum expiration term of 365 (three hundred and sixty five) consecutive days, as from each operation contracting date;

4. The exercise prices, the series to be issued and acquired and the issued and acquired options liquidation form shall be periodically defined by the Board of Directors’ Financial Committee, based on the expiration term of each series and the financial models applicable in such cases;

5. The premiums paid or received upon the options’ issue or trade shall be booked against the Company’s reserve account, under the terms of article 5 of CVM Instruction 390/03;

6. Shares issued by the Company in an amount superior to 10% (ten per cent) of each kind of outstanding shares as of this date shall not be held in treasury, under the terms of article 3 of CVM Instruction 10/80, as amended by CVM Instruction 268/97, and of article 3, I of CVM Instruction 390/03;

7. The financial institutions acting as intermediaries for the execution of the operation referred to in this deliberation shall be the same ones listed on item iii.c) above;

8. The execution, by the Company, of other operations with shares or options of Company’s shares, in order to protect against or revert open positions in options is hereby authorized; and

9. The other restrictions established by article 3 of CVM Instruction 390/03 shall be applicable.

e) To approve the distribution of interest on own capital, in consideration of the results up to August 31, 2003, to be included in the mandatory dividends for the year 2004, at the rate of R$4.0300 per lot of a thousand common shares and R$4.4330 per lot of a thousand preferred shares, as prescribed in item I of article 17 of Law # 9457/96. The distribution will be taxed according to current laws, which will result in a net distribution of R$3.4255 per lot of a thousand common shares and R$3,7681 per lot of a thousand preferred shares;

f) To approve the distribution of complimentary dividends, in consideration of retained earnings to August 31, 2004, at the rate of R$1.8500 per lot of a thousand common shares and R$2.0350 per lot of a thousand preferred shares, without withholding taxes, according to current laws.

g) To start the payments referred to on items III.e) and III.f) above on October 8, 2004, based on the shareholding position as of September 20, 2004, and ADR’s record date on 09/23/2004, without adjusting for inflation.

IV. Closing: There being nothing further to be resolved, the present minutes have been drawn up and, after read and approved by majority of the attending members of the Company’s Board of Directors, they were signed by all.

São Paulo, September 14, 2004

Attending Members of the Board of Directors:

Marcel Herrmann Telles	Victório Carlos de Marchi

Jorge Paulo Lemann	Carlos Alberto da Veiga Sicupira

José Heitor Attilio Gracioso	Roberto Herbster Gusmão

Vicente Falconi Campos

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 15, 2004

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.